Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Nine Months Ended September 30, 2016
(millions of dollars)
Earnings, as defined:
Net income	$1,988
Income taxes	879
Fixed charges included in the determination of net income, as below	1,546
Amortization of capitalized interest	27
Distributed income of equity method investees	68
Less equity in earnings of equity method investees	147
Total earnings, as defined	$4,361

Fixed charges, as defined:
Interest expense	$1,480
Rental interest factor	48
Allowance for borrowed funds used during construction	18
Fixed charges included in the determination of net income	1,546
Capitalized interest	84
Total fixed charges, as defined	$1,630

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	2.68
————————————

(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.